

May 13, 2021

Jun Chen
Chief Executive Officer
ZYQC Group Holding Ltd
Zhongminshidai Square #12 Sungang RD
Luohu District, Shenzhen China 58100

> **Re: ZYQC Group Holding Ltd**
> **Amendment No. 2 to Form 10-12G**
> **Filed April 16, 2021**
> **File No. 000-56110**

Dear Mr. Chen:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services